Mail Stop 4561

March 13, 2006

Joan W. Brubacher
Executive Vice President and Chief Financial Officer
Mobility Electronics, Inc.
17800 North Perimeter Drive, Suite 200
Scottsdale, Arizona 85255

> **Re:** **Mobility Electronics, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed March 8, 2006**
> **File No. 333-131222**

Dear Ms. Brubacher:

We have reviewed your amended registration statement and have the following comment.

Form S-3/A

General

1.   We note that your 2005 Form 10-K incorporates Part III information by reference from your definitive proxy statement for the 2006 Annual Meeting of Stockholders, which must be filed within 120 days of your fiscal year end. Please be advised that the Part III information must be filed before this registration statement may be declared effective. See CF Tel. Interp. H6.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Joan W. Brubacher
Mobility Electronics, Inc.
March 13, 2006
Page 2

       If you have any questions regarding these comments, you may contact Rebekah Toton at (202) 551-3857 or Anne Nguyen, Special Counsel, at (202) 551-3611. In the alternative, you may contact me at (202) 551-3730.

       Sincerely,

       Barbara C. Jacobs
       Assistant Director

cc: <u>Via Facsimile (972) 744-2909</u>
       Richard F. Dahlson, Esq.
       Jackson Walker, LLP
       Telephone: (972) 744-2900